Prospective Investor Webinars today and tomorrow:

We're about halfway through our WeFunder equity crowdfunding campaign period and on track with reservations to hit our goal!

For those of you who have questions about how our business model works, what traction we've had so far, and what our projections are for the future, I invite you to join us on one of two webinar/Q&A sessions I will host today and tomorrow on that topic.

Many of you know **Ad Fontes Media** rates the news and produces the Media Bias Chart, but you might not know about our various lines of business and how we monetize our data, particularly in the advertising industry, where advertisers use our data to identify the high-quality journalism outlets they should support with their ad dollars. Our business part funds our mission part, and the two are inextricable, but not everyone fully understands the business part.

Please note that these webinars will not be recorded, which is why we are hosting two live ones to provide options for attending. The content of both will be the same. Registration required to attend.

Webinar 1: Tuesday, May 28, 4:00 pm PT/7:00 pm ET

Registration Link: **https://lnkd.in/gnSKF7_x**

Webinar 2: Wednesday, May 29, 10:00 am PT/1:00 pm ET

Registration Link: **https://lnkd.in/gsEVH4By**

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.